March 6, 2024

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C.  20549-3561

Attention: Rolf Sundwall and Bonnie Baynes

Re: Stronghold Digital Mining, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended September 30, 2023
Form 8-K, Furnished November 14, 2023
File No. 001-40931

Ladies and Gentlemen:

Set forth below are the responses of Stronghold Digital Mining, Inc. (the “Company,” “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 21, 2024, with respect to Form 10-K for the Fiscal Year Ended December 31, 2022 (“Form 10-K”), Form 10-Q for the Quarterly Period Ended September 30, 2023 (“Form 10-Q”) and Form 8-K Furnished November 14, 2023 (“Form 8-K”).

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Form 10-K, Form 10-Q or Form 8-K.

Form 10-K for the Fiscal Year Ended December 31, 2022

Notes to Consolidated Financial Statements
Note 2 – Nature of Operations and Significant Accounting Policies
Digital Currencies, page 90

1.
We note your response to prior comment 3 regarding your current asset classification. Please revise your policy disclosure to be consistent with your response including that you reasonably expect to realize/sell within a year.

RESPONSE:  In response to the Staff’s comment, we will revise our policy disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“Digital currencies are classified in the consolidated balance sheet as current assets and are considered an intangible asset with an indefinite useful life. Although indefinite-lived intangible assets are generally considered noncurrent assets, the Company classifies its digital currencies as current assets because the Company expects to realize the cash flows associated with such assets within a year. The cryptocurrency awards it earns are regularly converted into U.S. dollars, without limitations or restrictions, to support the Company's ongoing operations in the normal course of business. Digital currencies are recorded at cost less any impairments. Bitcoin is the only cryptocurrency the Company mines or holds. Bitcoin is highly liquid, fungible and readily converted into U.S. dollars similar to the Company's cash and cash equivalents.”

Revenue Recognition – Bitcoin Mining, page 95

2.	We acknowledge your response to our comments 8 and 9. Please respond to the following comments, and, where applicable, provide draft disclosure to be included in future periodic reports:

•
You disclose that you participate in digital asset mining pool, but your response was specific to your agreement with Foundry. Please confirm whether you participate in additional mining pools, and, if so, tell us and revise future reports to disclose the payout methodology (Full Pay Per Share or otherwise) used by those pools and the proportion of revenue recognized in the years ended December 31, 2021 and 2022 and the nine month period ended September 30, 2023 under each payout methodology.

RESPONSE:  During 2023, we have only participated in the Foundry digital asset mining pool, which utilizes the Full-Pay-Per-Share (“FPPS”) payout methodology. During 2022, we participated in the F2Pool, Foundry and NYDIG digital asset mining pools, which also utilized the FPPS payout methodology and represented approximately 1.0%, 63.6% and 35.4%, respectively, of cryptocurrency mining revenues for the year ended December 31, 2022. During 2021, we participated in the F2Pool, Foundry and NYDIG digital asset mining pools, which utilized the FPPS or Pay-Per-Share (“PPS”) payout methodologies and represented approximately 45.3%, 19.4% and 35.3%, respectively, for the year ended December 31, 2021. For 2021, the exact breakout of revenue recognized under each payout methodology is unknown and unavailable; however, the majority of cryptocurrency mining revenues recognized for the year ended December 31, 2021, occurred under the FPPS payout methodology.

In response to the Staff’s comment, we will revise our disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“As of and for the year ended December 31, 2023, the Company participated in one mining pool, which utilized the FPPS payout methodology. As of and for the year ended December 31, 2022, the Company participated in three mining pools, which also utilized the FPPS payout methodology.”

•
Your response states that your contracts with the mining pool is terminable at any time by either party without penalty. Please revise your disclosure in future periodic reports to add that the contracts may be terminated without penalty.

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose within Note 1 – Basis of Presentation and Significant Accounting Policies that “[t]he contracts are terminable at any time by either party without penalty…”

•
In your Step 1 analysis, you determined that your contract term does not extend beyond the period that can be cancelled without penalty, and that the contract provides the option to renew for successive terms. Given your response that your contract may be terminated at any time without penalty, tell us your consideration of whether the contract term is for less than 24 hours, and that the contract continually renews throughout the period you provide "computing power". Refer to examples 1 and 2 of question 7 and question 8 of the FASB Revenue Recognition Implementation Guide Q&As. If you agree that the term is less than 24 hours and the contract continually renews, please revise to disclose in future periodic reports.

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“The Company has entered into digital asset mining pools by executing contracts, as amended from time to time, with mining pool operators to provide computing power and perform hash computations for the mining pool operators. The contracts are terminable at any time by either party without penalty, and therefore, the duration of the contracts does not extend beyond the services already transferred. The Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator. Given the cancellation terms of the contracts with mining pool operators, and our customary business practice, such contracts effectively provide the option to renew for successive contract terms continuously throughout each day.”

•
Please revise your disclosure to indicate that the customer’s renewal option does not represent a material right because the terms are offered at the standalone selling price of computing power, consistent with your analysis of Step 1 in your response.

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose within Note 1 – Basis of Presentation and Significant Accounting Policies that “[t]he customer's renewal option does not represent a material right because the terms are offered at the standalone selling price of computing power.”

•
In your Step 2 analysis, you state that the provision of "computing power" is your only performance obligation. Your disclosure on page 95 of your 10-K describes "providing cryptocurrency mining computing power in digital asset transaction verification services". Tell us your consideration of disclosing your performance obligation as "performing hash computations for the mining pool operator,” or something similar to more precisely and closely align with the promise in your contracts.

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose within Note 1 – Basis of Presentation and Significant Accounting Policies that “[t]he Company’s enforceable right to compensation begins when, and lasts as long as, the Company performs hash computations for the mining pool operator.” Additionally, we intend to disclose that “[p]erforming hash computations for the mining pool operator is an output of the Company’s ordinary activities. The provision of providing such computing power to perform hash computations is the only performance obligation in the Company’s contracts with mining pool operators.”

•
You disclose, and your response indicates, that you are entitled to a fractional share of the fixed cryptocurrency award the mining pool operator receives. We note in Sections 9.a.i. and 9.b. of the Foundry agreement provided as Exhibit A that the payment is based on the expected value from the block reward plus the transaction fee, and that the user is entitled to compensation regardless of whether the Pool successfully records a block to the Bitcoin blockchain. Please confirm for us whether you are entitled to compensation only if the mining pool receives a block award for successfully placing a block on the blockchain, and revise your disclosure in future periodic reports accordingly.

RESPONSE:  The Foundry pool utilizes a FPPS payout methodology that contractually guarantees we are entitled to consideration even if a block is not successfully placed by the mining pool operator. In response to the Staff’s comment, we will revise our disclosure in future filings accordingly. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“In exchange for performing hash computations for the mining pool operator, the Company is currently entitled to…:

•
a Full-Pay-Per-Share ("FPPS") payout of Bitcoin based on a contractual formula (less mining pool operator fees which are immaterial and are recorded as a reduction to cryptocurrency mining revenues), which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, multiplied by the daily network block subsidies awarded globally and the normalized network transaction fee for the day. The normalized network transaction fee is calculated as the total network transaction fees divided by the total network block subsidies, excluding the blocks that represent the three highest and three lowest transaction fees for the day. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. The contract is in effect until terminated by either party.”

•
In your Step 3 analysis you state that your share of the digital currency award is not known until the algorithm is solved because your reward is based on your proportionate share of the total computing power provided to the mining pool in a given successful transaction. As a result, you have concluded that consideration should be constrained. However, as noted above, in your arrangement with Foundry it appears that you receive consideration regardless of whether the pool successfully solves the algorithm. As such, with respect to your participation in the pool managed by Foundry (and any other FPPS pools), explain to us why the block reward portion of the consideration cannot be reasonably estimated (and should be fully constrained) if network difficulty changes about every two weeks, block rewards change about every four years, and contract duration is one day or less. In this regard, it appears for FPPS contracts that the only variable at contract inception is the number of hashes you will perform, which is wholly in your control and would appear to be reasonably estimable.

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“In exchange for performing hash computations for the mining pool operator, the Company is entitled to…:
•
a Full-Pay-Per-Share (“FPPS”) payout of Bitcoin based on a contractual formula (less mining pool operator fees which are immaterial and are recorded as a reduction to cryptocurrency mining revenues), which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, multiplied by the daily network block subsidies awarded globally and the normalized network transaction fee for the day. The normalized network transaction fee is calculated as the total network transaction fees divided by the total network block subsidies, excluding the blocks that represent the three highest and three lowest transaction fees for the day. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. The contract is in effect until terminated by either party.

o
The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, revenue is recognized, and noncash consideration is measured at fair value at contract inception. Fair value of the cryptocurrency asset consideration is determined using the quoted spot price of Bitcoin on the Company’s primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided.”

•
For each of the payment mechanisms that your mining pool agreements utilize (the Full Pay Per Share (FPPS) payout method or otherwise), please summarize for us the nature of each component of your consideration (i.e., network block subsidies, network transaction fees, and pool operating fees). For example, if true, disclose that network block subsidies are based on the total amount of block subsidies that are expected to be generated on the Bitcoin network as a whole during the 24-hour period beginning at midnight UTC daily (i.e., the measurement period), regardless of whether the mining pool operator successfully records a block to the blockchain, while network transaction fees are based on the total amount of transaction fees and block rewards that are actually generated on the blockchain network as a whole during the measurement period. Include this disclosure in future periodic reports.

RESPONSE:  In response to the Staff’s comment, we will revise our disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“In exchange for performing hash computations for the mining pool operator, the Company is entitled to either:
•
a Full-Pay-Per-Share (“FPPS”) payout of Bitcoin based on a contractual formula (less mining pool operator fees which are immaterial and are recorded as a reduction to cryptocurrency mining revenues), which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, multiplied by the daily network block subsidies awarded globally and the normalized network transaction fee for the day. The normalized network transaction fee is calculated as the total network transaction fees divided by the total network block subsidies, excluding the blocks that represent the three highest and three lowest transaction fees for the day. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. The contract is in effect until terminated by either party.

Or:
•
a Pay-Per-Share (“PPS”) payout of a fractional share of the fixed Bitcoin award the mining pool operator receives (less mining pool operator fees which are immaterial and are recorded as a reduction to cryptocurrency mining revenues) for successfully adding a block to the blockchain. The Company’s fractional share of the Bitcoin award is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

As of and for the year ended December 31, 2023, the Company participated in one mining pool, which utilized the FPPS payout methodology. As of and for the year ended December 31, 2022, the Company participated in three mining pools, which also utilized the FPPS payout methodology.”

•
In your response, you state that you measure the Bitcoin received as non-cash consideration using the closing price on the date of receipt from your principal market. However, as noted in your response, ASC Topic 606-10-32-21 requires noncash consideration to be measured at contract inception. Please revise your policy to be consistent with GAAP. In your revised disclosure, please clarify the price you will use to value noncash consideration (e.g. price at beginning of the day of contract inception, end of day of contract inception, simple average of price throughout the day of contract inception etc.) Also clarify in the revised disclosure that revenue is recognized on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception.

RESPONSE:  In response to the Staff’s comment, we will revise our policy disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“In exchange for performing hash computations for the mining pool operator, the Company is entitled to either:

•
a Full-Pay-Per-Share (“FPPS”) payout of Bitcoin based on a contractual formula (less mining pool operator fees which are immaterial and are recorded as a reduction to cryptocurrency mining revenues), which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, multiplied by the daily network block subsidies awarded globally and the normalized network transaction fee for the day. The normalized network transaction fee is calculated as the total network transaction fees divided by the total network block subsidies, excluding the blocks that represent the three highest and three lowest transaction fees for the day. The Company is entitled to consideration even if a block is not successfully placed by the mining pool operator. The contract is in effect until terminated by either party.

o
The consideration is all variable. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the payout based on the contractual formula, revenue is recognized, and noncash consideration is measured at fair value at contract inception. Fair value of the cryptocurrency asset consideration is determined using the quoted spot price of Bitcoin on the Company’s primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided.

Or:
•
a Pay-Per-Share (“PPS”) payout of a fractional share of the fixed Bitcoin award the mining pool operator receives (less mining pool operator fees which are immaterial and are recorded as a reduction to cryptocurrency mining revenues) for successfully adding a block to the blockchain. The Company’s fractional share of the Bitcoin award is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

o
Because the consideration to which the Company expects to be entitled for providing computing power is entirely variable, as well as being noncash consideration, the Company assesses the estimated amount of the variable noncash consideration to which it expects to be entitled for providing computing power at contract inception. Subsequently, the Company also determines when and to what extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur once the uncertainty or “constraint” associated with the variable consideration is subsequently resolved. Only when a significant revenue reversal is probable of not occurring can estimated variable consideration be included in revenue. Based on the Company’s evaluation of likelihood and magnitude of a revenue reversal, the estimated variable noncash consideration is constrained from inclusion in revenue until the end of the contract term, when the underlying uncertainties have been resolved and the number of Bitcoin to which the Company is entitled becomes known (i.e., the mining pool operator successfully places a block by being the first to solve an algorithm and the Company receives confirmation of the consideration it will receive). Revenue is recognized on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception.”

•
We note your statement that the difference in fair values between contract inception and the closing price on the date of receipt, which is the day after contract inception, would have impacted revenues by an immaterial amount in 2022. Provide us your materiality analyses under SAB 99 and SAB 108 supporting your determination that the difference in fair values did not impact revenues by a material amount for fiscal years ended December 31, 2021 and 2022, and interim quarterly periods through the period ended September 30, 2023. In your materiality analyses tell us the time used in your analysis to obtain the price on the date of contract inception, such as 00:00:00 UTC and the time you consider “closing” on the date of receipt, such as 23:59:59 UTC.

RESPONSE:  The Company customarily receives Bitcoin awards on a one-day lag and awards are recognized in U.S. dollars on the day of receipt. The typical amount of time between the contract inception and the time of receipt is approximately 24 hours. We analyzed the close prices of the award date and transfer date (the following day) as of 4:00pm EST for the three months ended March 31, 2023, June 30, 2023, and September 30, 2023, and the difference in fair values between the two times would have decreased revenues by approximately $18,000, increased revenues by $28,000, and decreased revenues by approximately $3,000, respectively, in comparison to our reported revenues for the periods then ended. For the years ended December 31, 2022, and 2021, and the difference in fair values between the two times would have increased our reported revenues by approximately $170,000 and $94,000, respectively. These impacts to revenues were also immaterial to our reported net loss for each of the periods. Additionally, the Company notes that reported EPS and current assets within our consolidated balance sheet would have been impacted by less than 1% for each of the periods.

Form 10-Q for the Quarterly Period Ended September 30, 2023

Notes to Condensed Consolidated Financial Statements
Note 2 – Digital Currencies, page 9

3.
We note your policy disclosure that you exercise your unconditional option to bypass the qualitative assessment regarding the existence of impairment for your indefinite-lived digital currency assets “in any period.” Please revise to clarify that the timing of when your impairment is assessed is whenever the market price is below the carrying value.

RESPONSE:  In response to the Staff’s comment, we will revise our policy disclosure in future filings. In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicate that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the lowest quoted price of the cryptocurrency at the time its fair value is being measured (i.e., daily). In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not (that is, a likelihood of more than 50 percent) that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. However, given the existence of a quoted price for Bitcoin on active markets, the Company exercises its unconditional option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period when the market price is below the carrying value and proceed directly to performing the quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.”

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Canaan Purchase Agreement and Amendment to Canaan Bitcoin Mining Agreement

4.	We acknowledge your response to our comment 11. Please respond to the following:

•	Tell us how you determined the term of your hosting agreements, and when you have determined is the contract inception.

RESPONSE:  The terms of our hosting contracts are outlined in each of the Hosting Agreements with Foundry and Canaan. For the Hosting Agreement with Foundry, the contract inception was January 1, 2023, for an initial term of 24 months ending December 31, 2024, that automatically renews for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term. For the Hosting Agreement with Canaan, the contract inception was May 1, 2023, for an initial term of 24 months ending April 30, 2025, that automatically renews for additional one-year periods unless one party notifies the other in writing at least 60 days prior to the conclusion of the then-current term.

We have determined that the terms of our Hosting Agreements with Foundry and Canaan are the initial terms of 24 months because neither the Company nor the customer can cancel or terminate the hosting agreement without penalty before the initial terms elapse. In accordance with Financial Accounting Standards Board (“FASB”) ASU 2014-09, Revenue from Contracts with Customers (Topic 606), in such a period-to-period contract, the contract term does not extend beyond the period that can be cancelled without penalty. Furthermore, the options to renew for additional one-year periods are not material rights because they are offered at the standalone selling price of electrical power.

•	Describe for us your performance obligations under your hosting agreements, and your consideration for whether the agreements constitute a lease under ASC 842.

RESPONSE:  In accordance with the terms of our hosting agreements, the Company’s only performance obligation is to supply electrical power and Internet access (i.e., hosting services) to the Bitcoin miners provided by its cryptocurrency mining customers. Beyond power supply and Internet access, these hosting services also include racking infrastructure, general maintenance and operations as instructed in writing by the customer, ambient cooling, and miner reboots; however, none of these ancillary hosting services is significant or capable of being distinct per ASC 606-10-25-19(a), and therefore, only one performance obligation exists under our hosting agreements.

The hosting agreements do not qualify as a lease per ASC 842 because the contracts do not convey the right to control the use of the Bitcoin miners. Under our hosting agreements, we agree to maintain and operate the Bitcoin miners as instructed in writing by the customer. Furthermore, our hosting agreements explicitly state that the customer shall have the right, in its sole discretion, to request us to suspend the operation of all or any of the Bitcoin miners.

Cryptocurrency hosting revenues are comprised of the following two components: (i) the variable cost-of-power fee that is earned each month consistent with the performance of the hosting services (i.e., supplying electrical power and Internet access to the Bitcoin miners provided by customers); and (ii) the Company's portion of the Bitcoin mined.

In addition to the variable cost-of-power fee, the Company shares in the Bitcoin mined from the miners provided by its hosting customers. The Company believes that the mining portion of the cryptocurrency hosting revenues represents a separate contract between the Company and its mining pool operators, and therefore, is accounted for in the same manner as described above for cryptocurrency mining revenues.

•	Explain to us how you determined the transaction price. Describe for us the settlement terms, and what portions of the transaction price are denominated in fiat or cryptocurrency.

RESPONSE:  The transaction price under our hosting agreements is the variable cost-of-power fee and is completely denominated in fiat currency. The transaction price is variable in nature and determined based on 50% of our Panther Creek plant’s cost of power per MWh, as defined in our hosting agreements. For the Hosting Agreement with Foundry, Foundry pays Stronghold $210,000 in cash before the first day of every calendar month during the contract term followed by a true-up adjustment, within 21 days after the end of each month, based on the final cost-of-power calculations. For the Hosting Agreement with Canaan, Canaan pays Stronghold $200,000 in cash before the first day of every calendar month during the contract term followed by a true-up adjustment, within 19 days after the end of each month, based on the final cost-of-power calculations.

Separately, the terms of our hosting agreements also mandate that we, through our contract with our mining pool operator, direct mined tokens derived from the operation of the hosted Bitcoin miners to a wallet that is controlled by the hosting customer. The hosting customer also determines the mining pool to which the hosted Bitcoin miners’ hash power shall be directed. We are entitled to 50% of the Bitcoin mined from the operation of the hosted Bitcoin miners. This separate transaction price is denominated in Bitcoin, measured at fair value at contract inception, and recognized in revenue in accordance with our accounting policy described above regarding cryptocurrency mining revenues.

•	Explain to us how you allocate the transaction price between your performance obligations.

RESPONSE:  It is not necessary to allocate the transaction price because, as stated above, there is only one performance obligation associated with our hosting agreements.

•
Tell us whether you recognize revenue over time, or at a point in time, whether any of the consideration is variable or constrained, and when and under what circumstances the uncertainties related to those constraints are resolved.

RESPONSE:  We recognize revenue over time throughout the terms of the underlying hosting agreements. The consideration is variable. Cryptocurrency hosting revenues are comprised of the following two components: (i) the variable cost-of-power fee that is earned each month consistent with the performance of the hosting services (i.e., supplying electrical power and Internet access to the Bitcoin miners provided by customers); and (ii) the Company's portion of the Bitcoin mined.

In addition to the variable cost-of-power fee, the Company shares in the Bitcoin mined from the miners provided by its hosting customers. The Company believes that the mining portion of the cryptocurrency hosting revenues represents a separate contract between the Company and its mining pool operators, and therefore, is accounted for in the same manner as described above for cryptocurrency mining revenues.

•
Tell us where you obtain the spot price used to determine fair value of mined Bitcoin under your hosting agreements, and when you measure fair value. For example, clarify whether you measure the non-cash consideration at the inception of the agreement with the hosting customer or on the date the hosting customer mines, or receives, the Bitcoin.

RESPONSE:  As discussed herein, the Company believes that the mining portion of the cryptocurrency hosting revenues represents a separate contract between the Company and its mining pool operators, and therefore, is accounted for in the same manner as described above for cryptocurrency mining revenues. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the FPPS payout based on the contractual formula, revenue is recognized, and noncash consideration is measured at fair value at contract inception. Fair value of the cryptocurrency asset consideration is determined using the quoted spot price of Bitcoin on the Company's primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided.

•	Tell us whether the hosting contract can be cancelled by the customer at any time without penalty.

RESPONSE:  As described above, neither the Company nor the customer can cancel or terminate the hosting agreements without penalty before the initial terms elapse.

•	Provide draft disclosure for future periodic reports expanding the policy disclosures included in Note 2 to your Form 10-K for the Fiscal Year Ended December 31, 2022.

RESPONSE:  In our Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2023, we intend to disclose the following within Note 1 – Basis of Presentation and Significant Accounting Policies:

“The Company has entered into customer hosting contracts whereby the Company provides electrical power to cryptocurrency mining customers, and the customers pay a stated amount per MWh (“Contract Capacity”). This amount is paid monthly in advance. Amounts used in excess of the Contract Capacity are billed monthly based on calculated formulas as contained in the contracts. If any shortfalls occur due to outages, make-whole payment provisions contained in the contracts are used to offset the billings to the customer which prevented them from cryptocurrency mining. Advanced payments and customer deposits are recorded as contract liabilities in the consolidated balance sheet.

The Company recognizes revenue over time throughout the terms of the underlying hosting agreements. The consideration is variable. Cryptocurrency hosting revenues are comprised of the following two components: (i) the variable cost-of-power fee that is earned each month consistent with the performance of the hosting services (i.e., supplying electrical power and Internet access to the Bitcoin miners provided by customers); and (ii) the Company's portion of the Bitcoin mined.

The Company’s only performance obligation is to supply electrical power and Internet access (i.e., hosting services) to the Bitcoin miners provided by its cryptocurrency mining customers in accordance with the terms of the hosting agreements. Beyond power supply and Internet access, these hosting services also include racking infrastructure, general maintenance and operations as instructed in writing by the customer, ambient cooling, and miner reboots; however, none of these ancillary hosting services is significant or capable of being distinct per ASC 606-10-25-19(a), and therefore, only one performance obligation exists under the hosting agreements.

The Company also shares in the Bitcoin mined from the miners provided by its hosting customers. This separate transaction price is denominated in Bitcoin and recognized in revenue in accordance with our accounting policy described above regarding cryptocurrency mining revenues because the Company considers the mining portion of its cryptocurrency hosting revenues a separate contract between the Company and its mining pool operators. Because it is probable that a significant reversal of cumulative revenue will not occur and the Company is able to calculate the FPPS payout based on the contractual formula, revenue is recognized, and noncash consideration is measured at fair value at contract inception. Fair value of the cryptocurrency asset consideration is determined using the quoted spot price of Bitcoin on the Company's primary trading platform for Bitcoin at the end of the day of contract inception (i.e., 4:00pm EST each day) at the single Bitcoin level. This amount is recognized in revenue on the same day that control of the contracted service transfers to the mining pool, which is the same day as contract inception and when hash rate is provided.

Neither the Company nor the customer can cancel or terminate the hosting agreements without penalty before the initial terms elapse. In such a period-to-period contract, the contract term does not extend beyond the period that can be cancelled without penalty. Furthermore, the options to renew for additional one-year periods are not material rights because they are offered at the standalone selling price of electrical power.”

Form 8-K, Furnished November 14, 2023

Exhibit 99.1
Use and Reconciliation of Non-GAAP Financial Measures, page 13

5.
We reviewed your response to prior comment 12 regarding your use of the non-GAAP measure of Adjusted EBITDA and its adjustments for impairments on digital currencies and the realized gain on sale of digital currencies. It remains unclear to us how you determined these non-GAAP adjustments are not normal recurring operation charges. Please advise or revise for the following:

•
Tell us why you believe that adjusting for impairment of, and the realized gain on sale of, digital assets provides useful information to investors given that you use your digital assets to, in part, fund your operations, measurement of the fair value of such assets is normal and recurring, and also considering the recurring nature of this activity. As noted in your response, these items are currently normal and recurring, and you disclose on pages 15, 34 and 61 of your 10-K that your future success and operating results depend on the value of crypto assets that may be subject to pricing risk and have historically fluctuated, and the future value of Bitcoin will impact your operating revenue. We also note from your disclosure in footnote 2 on page 91 of the 10-K that you have incurred these charges in each of the last three fiscal years.

RESPONSE:  In the December 13, 2023, FASB Accounting Standards Update1 guidance regarding Intangibles—Goodwill and Other—Crypto Assets (Subtopic 350-60), FASB states the following: “The Board is issuing the amendments in this Update to improve the accounting for and disclosure of crypto assets. Stakeholder feedback, including from respondents to the 2021 FASB Invitation to Comment (ITC), Agenda Consultation, indicated that improving the accounting for and disclosure of crypto assets should be a top priority for the Board. Stakeholders stated that the current accounting—except as provided in generally accepted accounting principles (GAAP) for certain specialized industries—for holdings of crypto assets as indefinite-lived intangible assets, which is a cost-less-impairment accounting model, does not provide investors, lenders, creditors, and other allocators of capital (collectively, ‘investors’) with decision-useful information. Specifically, accounting for only the decreases, but not the increases, in the value of crypto assets in the financial statements until they are sold does not provide relevant information that reflects (1) the underlying economics of those assets and (2) an entity’s financial position. Investors also requested additional disclosures about the types of crypto assets held by entities and the changes in those holdings.

1 FASB ASU 2023-08 Intangibles--Goodwill and Other--Crypto Assets December 13, 2023

In addition to better reflecting the economics of crypto assets, measuring those assets at fair value will likely reduce cost and complexity associated with applying the current cost-less-impairment model for many entities.”

PwC’s December 13, 2023, bulletin “FASB issues guidance on accounting for crypto assets” provided the following summary: “On December 13, 2023, the FASB issued guidance requiring all entities holding crypto assets that meet certain requirements to subsequently measure those in-scope crypto assets at fair value, with the remeasurement recorded in net income. The new standard requires separate presentation of in-scope cryptocurrency assets from other intangible assets on the balance sheet. Remeasurement of those crypto assets is also required to be recorded separately from amortization or impairment of other intangible assets in the income statement.” The bulletin goes on to explain in the background and scope section, “Under current GAAP, crypto assets that meet the definition of an indefinite-lived intangible asset are recognized at cost and subsequently measured using the impairment model in ASC 350-30, Intangibles—Goodwill and Other—General Intangibles Other Than Goodwill. That model only reflects decreases, but not increases, in the fair value of crypto asset holdings until sold.” Further, “In response to the 2021 FASB Invitation to Comment, Agenda Consultation, stakeholders indicated that applying the cost-less-impairment accounting model to crypto assets does not provide the most relevant, decision-useful information to users of financial statements. Those stakeholders indicated that a fair value model leveraging ASC 820, Fair Value Measurement, would better represent the economics of holdings in crypto assets.”

Beginning in the first quarter of 2024, Stronghold plans to adopt the new FASB fair value method described in ASU 2023-08 and agrees with the comments made by stakeholders and PwC. We believe that the current GAAP cost-less-impairment method raises three issues:

1)
The methodology under ASC 350-30, Intangibles—Goodwill and Other—General Intangibles Other Than Goodwill, was not intended to be applied to current assets nor have the non-cash measurement of changes in “fair value” included in operating cash flow, for which Non-GAAP Adjusted EBITDA serves as a proxy in this case. We cannot find another industry where non-cash items are routinely included in Adjusted EBITDA. This includes other industries with volatile revenue and cash flow streams and volatile product prices such as oil, natural gas, copper, power, steel, lithium, paper and forest products, chemicals, and many other industries.

2)
The methodology, which only reflects decreases (“impairments”), but not increases, in the fair value of crypto asset holdings until sold, bears no resemblance to the real operating economics of the Bitcoin mining business, and therefore does not provide useful information to investors. The impairment method prescribed by ASC 350-30 requires that a company use the lowest price for the asset being evaluated during the reporting period to impair the asset—until sold—to that low price in the period. We do not believe that using this ASC 350-30 treatment intended for non-current intangible assets serves us well given the misrepresentative volatility that is created by that exercise. Only writing down an asset held, but never up, until that asset is sold, provides a distorted picture of fair value, not a more accurate one, for the reader. Even if the fair market value recovers a day, a week, or a month later, it remains impaired until sold, which may take place in a later period. Thankfully, the new FASB guidance fixes this issue by eradicating the problem with true mark-to-market math for fair value with realized and unrealized gains and losses that more closely match the operating realities of our business.

3)
ASC 350-30, as it has been prescribed, creates a mismatch between current operations and current and future earnings. Ignoring the crypto mining industry for a moment, impose the ASC 350-30 cost-less-impairment methodology to any other industry’s operations and primary products, and for the inventory of goods not yet sold at the end of a period to the lowest price observed for that inventory during the period. The adoption would artificially depress earnings versus economic reality, increase the volatility of those earnings, and degrade the value of the financial statements produced by the industry for users. In a later period, when the inventory is sold, and assuming a cyclical industry approximately half of the time for a gain, further excess volatility in the earnings unrelated to the reality of the business in that period would be the result, further degrading the usefulness of the financial statements.

Our adoption of the new ASU 2023-08 guidance will be implemented immediately in the first quarter of 2024. We believe that ASU 2023-08 solves the above issues with fair value measurement that reflects the timing, frequency, and magnitude of realized or unrealized gains and losses in a given period that match the economic reality of the business, which we believe will enhance the usefulness of our financial statements for stakeholders. Should there be incremental guidance regarding the non-GAAP measures associated with ASU 2023-08, the Company will follow such guidance.

In addition to the above referenced rules and guidance, there are four additional critical considerations in the assessment of our adjustments of impairments on digital currencies and realized gains on sale under ASC 350-30:

1)
Non-GAAP Adjusted EBITDA-related adjustments are clearly defined and disclosed in a consistent, balanced manner.  In four of the last six quarters, from the third quarter of 2022 to the fourth quarter of 2023, and half of the twelve quarters since the first quarter of 2021, our realized gains on sale of digital currency have been greater than the impairments on digital currencies in the same period, resulting in a net benefit to earnings. In all cases, we have excluded (i.e., removed) the gains on sale of digital currency from Non-GAAP Adjusted EBITDA, similar to how we have backed out the impairments. We have employed consistent, balanced treatment of impairments on digital currencies and realized gains on sale from period to period, and we have clearly disclosed and defined the Non-GAAP Adjusted EBITDA metric in our earnings releases. As stated above, the method of calculating these non-cash operating expenses under ASC 350-30 distorts GAAP earnings relative to the prevailing economics of the core business and creates mismatches from period to period, from when Bitcoin revenue is recognized to when the Bitcoin is disposed, only recognizing write downs in value and exacerbating realized gains on sale later when they occur in later periods.

While net non-cash impairments occurred over the course of 2021 and 2022 during the cyclical downturn of our industry, over the course of 2023 those net non-cash impairments began to reverse such that for the year ended December 31, 2023, we recognized $910,029 of non-cash impairments of digital currencies, and $967,995 non-cash gains on the sale of digital currencies, leading to a non-cash net benefit of $57,966 that has also been excluded from Non-GAAP Adjusted EBITDA for the year ended December 31, 2023.

2)
Impairments on digital currencies and realized gains on sale of digital currencies are non-cash operating expenses that should be adjusted (i.e.  removed) from Non-GAAP Adjusted EBITDA. With respect to our current presentation of Adjusted EBITDA, the Company notes that it prepares its non-GAAP measures in accordance with SEC rules and guidance, including Regulation G, Item 10(e)(5) of Regulation S-K, and Compliance & Disclosure Interpretations (“C&DIs”) relating to Non-GAAP Financial Measures. We note that Question 100.01 of the C&DIs, states “[p]resenting a non-GAAP performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading.” The impairments and realized gains in question are non-cash operating expenses that are excluded. We note that there are a number of non-cash operating expenses, such as impairment, bad-debt expense, gains/losses, stock-based compensation, depreciation, and amortization, among others, that may be deemed normal and recurring but are universally excluded from Non-GAAP Adjusted EBITDA. We therefore considered the non-cash nature of these operating expenses as part of our consideration in the presentation of Non-GAAP Adjusted EBITDA.

Carrying forward ASC 350-30 for illustration purposes only, thus far in the first quarter of 2024, in our unaudited financials in January we recognized an approximately $0.5 million gain on realized sale of digital currency and an approximately $0.2 million impairment on digital currencies, for a net benefit of $0.3 million. As we describe in #1 and #2 above, we back out the non-cash realized gains on sale of digital currencies and non-cash impairments on digital currencies, and we generated $0.3 million of non-GAAP Adjusted EBITDA under ASC 530-30 in January removing that net benefit. If we add back the net benefit of the gains on sale of digital currencies, net of the impairments, to Adjusted EBITDA, the measure would increase to $590,751. Based on our preliminary February 2024 results, the realized gains on sale are approaching $1,000,000 quarter-to-date, net of impairments of digital currencies, and we estimate approximately $5,000,000 of non-GAAP Adjusted EBITDA in the quarter, excluding the $1,000,000 expected net benefit of realized gains on sale, net of impairments of digital currencies. If we were to add back the non-cash benefit to arrive at $6,000,000 non-GAAP Adjusted EBITDA, we believe we would be overstating normal “operating” Adjusted EBITDA by approximately 16%, and we would be concerned about misleading investors and the guidance violation provided in Question 100.01 of the CD&Is. The same is true for four of the last six quarters through the fourth quarter of 2023. If we are required to go back and add non-cash impairments and non-cash realized gains on sale back to Adjusted EBITDA, because there were net gains (realized gains on sale were greater than impairments on digital currencies), our revised Non-GAAP Adjusted EBITDA would be higher during four of the last six quarters, which would concern us based on guidance in the CD&Is.

3)
Stronghold held an atypical, non-recurring restricted Bitcoin asset position of 250 Bitcoin against a forward sale derivative liability for three quarters (from the fourth quarter of 2021 to the second quarter of 2022) with its equipment lender and counterparty, NYDIG, that contributed nearly two thirds of the cumulative impairments on digital currencies over the twelve quarters from the first quarter of 2021 to the fourth quarter of 2023. Please refer to “Exhibit A: Supplemental Support for Specific Non-GAAP Adjustments.” At first glance, a reader of our financial statements would find approximately $11.1 million of non-cash impairments on digital currencies over the twelve quarters spanning 2021 to 2022, or approximately 7.9% of our Cryptocurrency Operations segment revenues during that time. However, a deeper review shows that approximately $9.1 million, or 82%, of these impairments occurred during three quarters from the fourth quarter of 2021 to the second quarter of 2022, with approximately $7.1 million, or 64%, of total 2021 to 2023 impairments caused by the one-time restricted Bitcoin position against the NYDIG forward sale derivative agreement. Further, the $3.9 million non-cash Gain (Loss) in Fair Value of Forward Sale Derivative, which fell “below the line” in our second quarter 2022  income statement (but was associated with the decrease in the value of the forward sale liability position held at NYDIG against our restricted BTC asset position), almost completely offset the second quarter 2022 impairment of digital currencies of approximately $4.0 million in the quarter. Also taking these net gains in fair value of forward sale derivative into account of $3.3 million during the period, the cumulative $11.1 million impairment on digital currencies 2021 to 2023 would have been reduced by 30%.

Absent the impact of the NYDIG derivative-related restricted Bitcoin position, our cumulative impairment on digital currencies was approximately $4.1 million, or 2.9%, of the approximately $141.5 million of Cryptocurrency Operations segment revenues from the first quarter of 2021 through the fourth quarter of 2023. Approximately $2.1 million, or 51%, of the approximately $4.1 million of impairments took place during those same three quarters from the fourth quarter of 2021 to the second quarter of 2022 that featured outsized volatility and saw our Bitcoin-exposed revenue drop nearly 60% from peak to trough. The remaining approximately $2.0 million of impairments took place over nine quarters, averaging just over approximately $0.2 million per quarter, or 2.1%, of revenue during those quarters. Upon further review, three of the last twelve quarters featured 82% of cumulative impairments during the last twelve quarters, and 64% of the cumulative impairments were one-time, non-recurring in nature related to the NYDIG forward sale derivative.  Stronghold previously stated that “we believe that impairments of any asset, including impairments on digital currencies, miner assets and equipment deposits, are unusual and infrequent in nature. We are currently in a period of unprecedented, depressed Bitcoin mining economics, so although impairments appear [emphasis added] to be normal and recurring now, that is not our expectation going forward.” In its response letter, the SEC states “as noted in your response, these items are currently normal and recurring…” which Stronghold believes is an inaccurate representation of Stronghold’s statement where the word “appears” is critical. During the 2021 to 2023 period, cumulative impairments on digital currencies, net of impairments on the restricted Bitcoin associated with the forward sale (also net of the gain on the NYDIG forward sale derivative liability), net of the cumulative realized gains on sale of digital currencies were a total of approximately $1.8 million, or 1.3%, of Cryptocurrency Operations  revenue. Taking into account the aforementioned special circumstances of the restricted Bitcoin held against the forward sale derivative, the concentration of impairments in three of the twelve quarters, and the remaining immaterial impairments in the other nine quarters mentioned previously, and assessing the general state of the Bitcoin industry, including historical spot prices and historical pricing cycles and how they may (or may not) affect Revenue and operating expenses given our expected short Bitcoin holding period discussed below, we concluded that ASC 350-30 impairments (and realized gains on sale) are not expected to be normal and recurring for Stronghold.

4)
Our short Bitcoin holding period, which has normally been less than a week, is unique in the industry and statistically reduces the probability of impairment or gain on digital currencies. The volatility of Bitcoin has been cited as a focus point for the SEC in our correspondence. A standard statistical term used to measure “volatility” is the standard deviation of daily returns, annualized. Below, please find a table exhibiting the daily standard deviation, annualized for Bitcoin prices, as well as some standard benchmarks provided for reference. We acknowledge that we operate in an industry with exposure to the volatility of Bitcoin prices, among other factors, and our historical revenue has reflected this exposure as the primary sensitive mark-to-market mechanism. Unlike many other industry participants, we generally have not held our Bitcoin for longer than a week after it is mined, excluding the aforementioned period from the third quarter of 2021 to the second quarter of 2022 when the Company held a fixed number of restricted coins against a forward sale/hedge position. As the table below shows, using annual volatility to derive the statistical risk of loss/gain from holding for a day, week, month, quarter, or year, considering holding period is critical to assessing the risk/likelihood of impairment or realized gain once coins are mined under ASC 350-30.

•
Tell us how you considered Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures with respect to your Adjusted EBITDA measure. Specifically, tell us how you considered whether the impairment charges and realized gains excluded from Adjusted EBITDA are normal recurring items necessary to operate your business.

RESPONSE: The Company notes that in Question 100.01 of the C&DI, the following question is posed: “Can certain adjustments, although not explicitly prohibited, result in a non-GAAP measure that is misleading?” The following answer was provided: “Yes. Certain adjustments may violate Rule 100(b) of Regulation G because they cause the presentation of the non-GAAP measure to be misleading. Whether or not an adjustment results in a misleading non-GAAP measure depends on a company’s individual facts and circumstances. Presenting a non-GAAP performance measure that excludes normal, recurring, cash operating expenses necessary to operate a registrant’s business is one example of a measure that could be misleading. When evaluating what is a normal, operating expense, the staff considers the nature and effect of the non-GAAP adjustment and how it relates to the company’s operations, revenue generating activities, business strategy, industry, and regulatory environment. The staff would view an operating expense that occurs repeatedly or occasionally, including at irregular intervals, as recurring. [December 13, 2022]”.

We direct the Staff to our above response regarding our consideration for excluding impairment charges and realized gains from non-GAAP Adjusted EBITDA.

In particular, we reiterate that, the impairments and realized gains in question are non-cash operating expenses that are excluded by the SEC in Question 100.01, as well as by the large number of industries we have surveyed regarding measures of operating cash flow. We note that there are a number of non-cash operating expenses, such as impairment, bad-debt expense, gains/losses, stock-based compensation, depreciation, and amortization, among others, which may be deemed normal and recurring but are universally excluded from Non-GAAP Adjusted EBITDA.

As we discussed in our prior response, starting in the first quarter of 2024, Stronghold plans to adopt the new FASB fair value method and as such, will no longer be presenting adjustments for impairment of, and the realized gain on sale of, digital assets. Further, Stronghold will be monitoring for additional guidance, including from the SEC, regarding non-GAAP measures related to the fair value method and currently plans to follow any such guidance.

Should you have any questions with respect to the foregoing or if any additional supplemental information is required, please contact Daniel LeBey or Shelley Barber, each of Vinson & Elkins L.L.P., at (804) 327-6310 and (212) 203-5750, respectively.

Very truly yours,

STRONGHOLD DIGITAL MINING, INC.

By:	/s/ Matthew J. Smith
Name:	Matthew J. Smith
Title:	Chief Financial Officer

Exhibit A

Exhibit A: SEC Comment Letter Response #5 Regarding "Non-GAAP Adjustments"

Quarterly Select Non-Cash Operating Expenses ($ in mm) & Bitcoin Holdings:

	1Q'21	2Q'21	3Q'21	4Q'21	1Q'22	2Q'22	3Q'22	4Q'22	1Q'23	2Q'23	3Q'23	4Q'23	'21-'23 Cumulative Total
				SDIG One-Time BTC Derivative			SDIG Sold BTC Regularly						
Impairment on Digital Currencies (Non-Cash)													
Impairment on Digital Currencies, Excl. NYDIG Deriv-Related Restricted BTC	$0.0	($0.4)	($0.1)	($0.8)	($0.0)	($1.2)	($0.5)	($0.2)	($0.1)	($0.3)	($0.4)	($0.2)	($4.1)
% of Cumulative Impairments on Digital Currencies	0.0%	3.4%	0.8%	7.2%	0.2%	11.0%	4.2%	1.5%	0.6%	2.3%	3.2%	2.0%	36%
													-2.9%
Add: Impairments on Restricted Digital Currencies Associated w/ NYDIG Forward Sale Derivative				($0.6)	($2.5)	($4.0)							($7.1)
% of Cumulative Impairments on Digital Currencies				5.4%	22.3%	35.8%							64%
					63.5% of Total Impairments								
Total Impairment on Digital Currencies (from GAAP Income Statement)	$0.0	($0.4)	($0.1)	($1.4)	($2.5)	($5.2)	($0.5)	($0.2)	($0.1)	($0.3)	($0.4)	($0.2)	($11.1)
% of Cumulative Impairments on Digital Currencies	0.0%	3.4%	0.8%	12.6%	22.5%	46.8%	4.2%	1.5%	0.6%	2.3%	3.2%	2.0%	100%
					82.0% of Total Impairments								-7.9%
Add: Gain (Loss) in Fair Value of Forward Sale Derivative (from GAAP Income Statement, "below the line")				($0.1)	($0.5)	$3.9							$3.3
Adjusted Impairments on Restricted Digital Currencies Associated w/ NYDIG Forward Sale Derivative				*($0.7)*	*($3.0)*	*($0.1)*							*-43%*
Adjusted Impairments on Digital Currencies (from GAAP Income Statement), net of Gain (Loss) in Fair Value of Forward Sale Derivative (See Above)	*$0.0*	*($0.4)*	*($0.1)*	*($1.5)*	*($3.0)*	*($1.3)*	*($0.5)*	*($0.2)*	*($0.1)*	*($0.3)*	*($0.4)*	*($0.2)*	*($7.8)*
	0.0%	*4.8%*	*1.2%*	*19.5%*	*38.3%*	*16.5%*	*6.0%*	*2.1%*	*0.9%*	*3.3%*	*4.6%*	*2.9%*	*100.0%*
					74.3% of Total Impairments		*Total Adjusted Impairment % of Cryptocurrency Operations Revenue*						*-5.5%*
							Excl. 4Q'21-2Q'22 Impairment % of Cryptocurrency Revenue						-1.4%
Realized Gain (Loss) on Sale of Digital Currencies (Non-Cash)													
Realized Gain on Sale of Digital Currencies, Excl. NYDIG Deriv-Related Restricted BTC	$0.1	$0.0	$0.0	$0.0	$0.8	$0.0	$0.2	$0.2	$0.3	$0.3	$0.1	$0.2	$2.2
% of Cumulative Realized Gains on Sale of Digital Currencies	6.5%	0.3%	0.0%	0.0%	33.8%	0.0%	8.4%	7.5%	14.7%	12.0%	5.9%	10.9%	100%
Combined: Impairment, net of Realized Gain (Loss) on Sale of Digital Currencies													
Impairments of Digital Currencies, Net of Realized Gains on Sale & NYDIG Deriv-Relatd Restricted BTC	$0.1	($0.4)	($0.1)	($0.8)	$0.7	($1.2)	($0.3)	$0.0	$0.3	$0.0	($0.2)	$0.0	($1.8)
% of Cumulative Realized Gains on Sale of Digital Currencies	-7.8%	20.1%	5.0%	43.8%	-39.4%	66.5%	15.3%	-0.2%	-13.9%	-0.7%	12.3%	-0.9%	100%
					70.8% of Total Impairments, Net of Realized Gains on Sale				*% of Cryptocurrency Operations Revenue*				*-1.3%*
Memo:													
Crypto Currency Revenue + Crypto Hosting Revenue	$1.1	$2.0	$2.6	$9.1	$18.3	$20.3	$12.4	$8.2	$13.6	$16.9	$16.5	$20.5	$141.5
Impairment, net of Impairment on One-Time Derivative-Related Restricted BTC % of Revenue	0.0%	-18.7%	-3.6%	-8.8%	-0.1%	-6.0%	-3.8%	-2.0%	-0.5%	-1.5%	-2.2%	-1.1%	-2.9%
Impairment of Digital Currencies, Net of Realized Gains on Sale and One-time Derivative-Related Restricted BTC % of Revenue	13.4%	-18.4%	-3.6%	-8.8%	4.0%	-6.0%	-2.3%	0.0%	1.9%	0.1%	-1.4%	0.1%	-1.3%
BTC Holdings:													
Digital Currencies Held at End of Period			$3.2	$7.7	$5.1	$0.4	$2.2	$0.1	$0.7	$1.4	$0.6	$3.2	
Digital Currencies Restricted at End of Period				$2.7	$8.8	$4.8							
Forward Sale Contract Against Restricted Digital Currencies				($7.1)	($8.6)	($4.7)							
Restricted Holdings, Net of Associated Forward Sale				*($4.4)*	*$0.2*	*$0.1*